02 SEP 17 AM 10: 10

82-34629

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

September 2, 2002

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

Re: Rule 12g3-2(b) Exemption – File Number 825237

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 825237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available.

Further to our letter to you dated August 20, 2002, we enclose herewith a notice of extraordinary general meeting with corresponding reply slip and proxy form that was sent to the shareholders of Zhejiang Expressway Co., Ltd. on August 30, 2002.

Thank you for your attention.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Sincerely yours,

Wenyao Jiang
Company Secretary
Zhejiang Expressway Co., Ltd.

dw 9/18

Cc: Ms. Denise Wong – Herbert Smith, (852) 2845 9099

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00a.m. on October 15, 2002 (Tuesday) at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou, the People's Republic of China (the "PRC") to consider and approve the proposed interim dividend of the Company for the six months ended June 30, 2002.

By Order of the Board
JIANG Wenyao
Company Secretary

Hangzhou, August 20, 2002

Notes:

1. **Eligibility for attending the EGM**

Holders of Domestic shares or H shares of the Company whose names appear on the register of shareholders of the Company at the close of trading on September 13, 2002 (Friday) shall have the right to attend the EGM.

Holders of H shares of the Company ("H Shares") who intend to attend the EGM must deliver all transfer instruments and the relevant shares certificates to the share registrar for H Shares, Hong Kong Registrars Limited located at Shops 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at or before 4:00p.m. on September 13, 2002.

2. **Registration procedures for attending the EGM**

(1) Holders of H Shares and domestic shares of the Company ("Domestic Shares") intending to attend the EGM should return the reply slip for attending the EGM to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before September 24, 2002.

(2) A shareholder or his/her/its proxy should produce proof of identity when attending the meeting. If a corporate shareholder appoints a legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative at the meeting.

3. **Proxy**

(1) A shareholder eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder.

(2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarised.

(3) To be valid, the power of attorney or any other authorization document(s) (which have been notarised) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited located at Room 1901-1905, 19th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for the holding of the EGM.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

4. **Closure of Register of Members**

The register of members of H Shares will be closed from September 14, 2002 to October 14, 2002 (both days inclusive), during which no transfer of shares will be registered.

5. **Miscellaneous**

(1) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2) The address of the Company is at:

19th Floor, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou, Zhejiang Province 310007
People's Republic of China
Telephone No.: (+86)-571-8798 7700
Facsimile No.: (+86)-571-8795 0329

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Reply Slip for Extraordinary General Meeting

I(We) ____

of

____ ,

Telephone number: ____________________ and Fax number: , being the holder(s) of ________________________ H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") hereby confirm that I(we) wish to attend or appoint a proxy to attend (on my(our) behalf) the extraordinary general meeting (the "EGM") to be held at 10:00a.m. on October 15, 2002 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC").

Signature: ____________________________

Date: ______________________________

Note: Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at 19th Floor Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC by post or by facsimile (Fax no.: (+86)-571-8795 0329) such that the same shall be received by the Company on or before September 24, 2002. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

* *Please delete as appropriate.*

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (we) (Note 2) ____

of ____,

being the holder(s) of (Note 1) ____,
H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company")

now appoint (Note 3) ____

(I.D. No.: ____________________ of ____________________

____________________) or , failing him, the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the ordinary resolution in accordance with the instruction(s) below and on my (our) behalf at the extraordinary general meeting of the Company ("EGM") to be held at 10:00a.m. on October 15, 2002 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China ("the PRC") for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion (Note 4).

Ordinary Resolution:	For (Note 4)	Against (Note 4)
To consider and approve the proposed interim dividend of the Company for the six months ended June 30, 2002.		

Date: ____________________, 2002 Signature: ____________________ (Note 5)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to the all of the shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in BLOCK LETTERS.
3. Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.
4. Attention: If you wish to vote FOR any resolution, please indicate with a "√" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "√" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.
5. This form of proxy must be signed under hand by you or your attorney duly authorized in that behalf. If the appointor is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.
6. This form of proxy together with the power of attorney or other authorization document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company at 19th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, PRC and in the case of a holder of H Share(s), to Hong Kong Registrars Limited at Rooms 1901-1905, 19th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at least 24 hours before the time designated for the holding of the EGM.

* *Please delete as appropriate.*